Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation
Seneca Falls Savings Bank	New York; converting to Federal Charter in Connection with the Minority Stock Offering (direct)

Seneca-Cayuga Personal Services, LLC (d/b/a Royce & Rosenkrans, Inc.	New York (indirect)